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                                                                    EXHIBIT 99.1


                        CERTIFICATION OF PERIODIC REPORT


I, Michael J. Smith, Principal Executive Officer and Principal Financial Officer of DTA Holding Aktiengesellschaft (the "Company"), certify pursuant to Section 906 of the SARBANES-OXLEY ACT OF 2002, 18 U.S.C. Section 1350, that:

     (1) the Annual Report on Form 20-F of the Company for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) of the SECURITIES EXCHANGE ACT OF 1934 (15 U.S.C. 78m or 78o(d)); and

     (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: July 15, 2003


                                        /s/ Michael J. Smith
                                        -----------------------------------
                                        Michael J. Smith
                                        Principal Executive Officer and
                                        Principal Financial Officer


                          _____________________________

A signed original of this written statement required by Section 906 has been provided to DTA Holding Aktiengesellschaft and will be retained by DTA Holding Aktiengesellschaft and furnished to the Securities and Exchange Commission or its staff upon request.